

Prospectus Supplement
To prospectus dated July 23, 2001

ANHEUSER BUSCH Companies

$200,000,000
Medium-Term Notes

Due Nine Months or More from Date of Issue

Anheuser-Busch Companies, Inc. may offer from time to time its Medium-Term Notes. We will include the specific terms of any Notes that we may offer in a pricing supplement to this prospectus supplement. Unless the pricing supplement provides otherwise, the Notes that we offer will have the following general terms:

- The Notes will mature nine months or more from the date they are issued.
- The interest rate on the Notes may be either fixed or floating. Floating rate interest will be based on:
  - CD Rate
  - CMT Rate
  - Commercial Paper Rate
  - Federal Funds Rate
  - LIBOR
  - Prime Rate
  - Treasury Rate
  - Any other rate specified in the related pricing supplement.
- We will pay interest on fixed rate Notes on March 1 and September 1 and at maturity.
- We will pay interest on floating rate Notes on the dates specified thereon and in the related pricing supplement.
- The Notes will not be subject to redemption and repayment.
- The Notes will be held in global form by The Depository Trust Company.
- We may issue one or more Notes that are denominated in a currency or currency unit (the "specified currency") other than United States dollars. See "Description of the Notes".
- The Notes will be in minimum denominations of $1,000, and integral multiples of $1,000.

Pricing or other supplements may alter the terms described above. For more details, see "Description of the Notes" in this prospectus supplement, "Description of the Debt Securities" in the prospectus, and the pricing or other supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Agent's Commission	Proceeds to Anheuser-Busch
Per Note	100%	.125%—.750%	99.875%—99.250%
Total	$200,000,000	$250,000-$1,500,000	$199,750,000-$198,500,000

We will issue the Notes at 100% of their principal amount, unless we specify otherwise in the related pricing supplement. The above assumes that we issue the Notes at 100% of their principal amount and is before deducting expenses. Also see "Plan of Distribution".

Offers to purchase Notes are being solicited, on a reasonable best efforts basis, from time to time by the Agent on our behalf as set forth under "Plan of Distribution". Notes may be sold to the Agent on its own behalf at negotiated discounts. We reserve the right to sell Notes directly on our own behalf or through other agents or underwriters. We or the Agent may reject any order in whole or in part. The Agent is:

JPMorgan

August 30, 2001

No dealer, salesperson or other person has been authorized to give any information or to make any representation in connection with the offer made hereby except as contained in this prospectus supplement (including the related pricing supplement), and if given or made, no such information or representation should be relied upon as having been authorized by us or our agents. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

DESCRIPTION OF THE NOTES

The following description of the terms of the Notes supplements the general description of the debt securities provided in the accompanying prospectus. However, the pricing supplement for each offering of Notes will contain the specific information and terms for that offering. Each time we issue Notes, we will attach a pricing supplement to this prospectus supplement and the accompanying prospectus. The pricing supplement will contain the specific description of the Notes being offered and the terms of the offering. The pricing supplement may also add, update or change information in this prospectus supplement or the accompanying prospectus. Any information in the pricing supplement that is inconsistent with this prospectus supplement or the accompanying prospectus will apply and will supersede that information in this prospectus supplement or the accompanying prospectus.

It is important for you to consider the information contained in the accompanying prospectus, this prospectus supplement and the pricing supplement in making your investment decision. We have provided a glossary under the heading "Definition of Terms" to define certain capitalized words used in discussing the interest rates payable on the Notes. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. The provisions set forth below will apply to each Note unless otherwise indicated in the related pricing supplement which will be attached to the cover of this prospectus supplement.

General

We will issue the Notes under an Indenture dated as of July 1, 2001 (the "Indenture") between us and The Chase Manhattan Bank, as Trustee. Information about the Indenture is in the prospectus under "Description of the Debt Securities". In accordance with the Indenture, we have adopted and delivered to the Trustee an Authorizing Resolution providing for the issuance of up to an aggregate of $200,000,000 principal amount of Notes from time to time under this prospectus supplement.

We will issue the Notes in fully registered, definitive form or book-entry form, as a single global Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. A further description of the procedures with respect to book-entry Notes is set forth in the accompanying prospectus under "Book-Entry Debt Securities". Unless otherwise indicated in the related pricing supplement, the Notes of each issue will be denominated in United States dollars, and will be issued in denominations of $1,000 and integral multiples of $1,000. In addition, the Notes may be issued in other specified currencies and in other Authorized Denominations, as specified in the related pricing supplement.

The Notes will mature on any Market Day nine months or more from the date of issue. However, each Note may also be subject to redemption at our option or repayment at the option of the holder. Unless we indicate otherwise in the pricing supplement for any series or issue, we may treat a subsequent offering of Notes as a part of the same issue as that series or issue. The Notes will bear interest from the date of issue to maturity or, if applicable, until redemption or repayment, at the rate specified in or calculated as specified in the related pricing supplement.

The Notes may bear interest at either a fixed or floating rate. Interest on floating rate Notes will be determined, and adjusted periodically, by reference to an interest rate basis or formula, which may be adjusted by a Spread and/or Spread Multiplier. We may issue Notes at prices less than their stated principal amount. Some of these discounted Notes will be considered original issue discount Notes. Original issue discount Notes may or may not bear periodic interest. Unless otherwise indicated in the pricing supplement, the amount payable to the holder of an original issue discount Note upon an acceleration of its maturity will equal its adjusted issue price. This amount will be less than the amount payable at maturity. If specified in the pricing supplement, the amount of principal or interest on the Notes may be determined by reference to an index. Interest rates on the Notes may differ depending on, among other things, the aggregate principal amount of Notes being purchased in any single transaction.

Repayment at the Option of the Holder

Holders may require us to repay Notes prior to maturity only if one or more "optional repayment dates" are specified in the related pricing supplement. If so specified, we will repay Notes at the option of the holders on any optional repayment date, in whole or in part, from time to time in increments of $1,000 or another minimum denomination specified in the related pricing supplement (provided that any remaining principal amount thereof will be at least $1,000 or the other specified minimum denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the date of repayment, on notice given not more than 60 nor less than 30 days prior to the optional repayment date.

Sinking Fund; Redemption at our Option

Unless otherwise indicated in the related pricing supplement, the Notes will not have a sinking fund, and we cannot redeem the Notes (other than under the circumstances described immediately below) prior to their scheduled maturity.

Optional Redemption of Floating Rate Notes

We may redeem floating rate Notes at our option prior to the maturity date only if an "initial redemption date" is specified in the related pricing supplement. If so specified, we can redeem the floating rate Notes at our option on any date on and after the initial redemption date, in whole or in part, from time to time in increments of $1,000 or another minimum denomination specified in the related pricing supplement (provided that any remaining principal amount will be at least $1,000 or the other minimum denomination), at the redemption price, together with unpaid interest accrued to the date of redemption.

The redemption price for a floating rate Note means an amount equal to the initial redemption percentage specified in the related pricing supplement (as adjusted by the annual redemption percentage reduction specified in the pricing supplement, if applicable) multiplied by the unpaid principal amount of the Note to be redeemed. The initial redemption percentage, if any, applicable to a floating rate Note will decline on each anniversary of the initial redemption date by an amount equal to the annual redemption percentage reduction, if any, until the redemption price is equal to 100% of the unpaid principal amount to be redeemed.

Optional Redemption of Fixed Rate Notes

We may redeem fixed rate Notes at our option prior to the maturity date only if so specified in the related pricing supplement. In the case of fixed rate Notes which are subject to redemption, unless otherwise indicated in the related pricing supplement, we may redeem such Notes, in whole or in part, at our option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such fixed rate Notes and (ii) as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus such number of basis points as shall be indicated in the related pricing supplement plus, in each case, accrued interest thereon to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"Comparable Treasury Price" means, with respect to any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" as determined by the Quotation Agent.

"Quotation Agent" means (i) J.P. Morgan Securities Inc. or (ii) any other person that we select.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

Transfers of Notes

Transfers of Notes, other than book-entry Notes, will be registrable, and the Notes will be exchangeable, at the office of the Trustee in New York City designated for this purpose. A further description of the transfers of interests in book-entry Notes is set forth in the accompanying prospectus under "Book-Entry Debt Securities".

Information in the pricing supplement

The pricing supplement relating to an issue of Notes will describe the following terms:

- the specified currency;
- whether the Notes are fixed rate Notes, floating rate Notes, indexed Notes (as described under the heading "— Payment on indexed or amortizing Notes" below) or amortizing Notes (as described under the heading "— Payment on indexed or amortizing Notes" below);
- the issue price;
- the original issue date;
- the stated maturity date;
- for a fixed rate Note, the rate per year at which it will bear interest, if any, and the dates on which interest will be payable if other than March 1 and September 1;
- for a floating rate Note, the base rate, the initial interest rate, the interest reset period, the Interest Payment Dates, the Index Maturity, the maximum interest rate, if any, the minimum interest rate, if any, the Spread and/or Spread Multiplier, if any, and any other terms relating to the particular method of calculating the interest rate for the Note;
- whether the Notes are original issue discount Notes;
- for indexed Notes, the manner in which the principal amount payable at the stated maturity date will be determined;
- whether the Notes may be redeemed at our option, or repaid at the holder's option prior to the stated maturity date, and if so, the terms of the redemption or repayment; and
- any other terms that do not conflict with the provisions of the Indenture.

Interest on the Notes

Fixed Rate Notes

Fixed rate Notes will bear interest from the date they are originally issued at the rate per year stated on their face until the principal amount is paid or made available for payment. Each Note will bear interest from its date of issue or from the most recent Interest Payment Date to which interest on the Note has been paid or duly provided for until the principal is paid or made available for payment.

Floating Rate Notes

Floating rate Notes will bear interest at rates that are determined by reference to an interest rate formula. The interest rate formula may be based on:

- the CD Rate;
- the CMT Rate;
- the Commercial Paper Rate;
- the Federal Funds Rate;
- LIBOR;
- the Prime Rate;
- the Treasury Rate; or
- another base rate or formula described in the related pricing supplement.

The pricing supplement will also indicate any Spread and/or Spread Multiplier, which would be applied to the interest rate formula to determine the interest rate. Floating rate Notes may have a maximum or minimum interest rate limitation.

Interest Reset Date

The interest rate on floating rate Notes may be reset weekly, monthly, quarterly, semiannually or annually (this period is the "Interest Reset Period", and the first day of each Interest Reset Period is an "Interest Reset Date"), as specified in the pricing supplement. Unless otherwise indicated in the pricing supplement, the Interest Reset Date will be:

- for floating rate Notes, (other than Treasury Rate Notes) that reset weekly, Wednesday of each week;

- for Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below);

- for floating rate Notes that reset monthly, the third Wednesday of each month;

- for floating rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year;

- for floating rate Notes that reset semiannually, the third Wednesday of each of the two months of each year specified in the pricing supplement; and

- for floating rate Notes that reset annually, the third Wednesday of the month of each year specified in the pricing supplement.

If an Interest Reset Date for floating rate Notes falls on a day that is not a Market Day, it will be postponed to the following Market Day, except that, in the case of a LIBOR Note, if that Market Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Market Day. For Treasury Rate Notes, if the applicable auction date will occur on the date otherwise scheduled to be the Interest Reset Date for the Note, then the Interest Reset Date will be the next Business Day.

Calculation of Interest

We have appointed The Chase Manhattan Bank as the calculation agent to calculate interest rates on the floating rate Notes. Unless otherwise specified in the related pricing supplement, floating rate Notes will accrue interest from and including the original issue date or the last date to which interest has been paid or provided for, as the case may be, to but excluding the Interest Payment Date, as described below, or maturity, as the case may be.

Unless otherwise indicated in the related pricing supplement, accrued interest on floating rate Notes will be calculated by multiplying the principal amount of the Note (or, in the case of an indexed Note, unless otherwise indicated in the pricing supplement, the face amount of the indexed Note) by an accrued interest factor. The calculation agent will compute the accrued interest factor by adding the interest factors calculated for each day from the date of issue, or from the last date to which interest has been paid, to but excluding the date for which accrued interest is being calculated. Unless we state otherwise in the related pricing supplement, the interest factor for each day will be computed by dividing the interest rate in effect on that day by 360, in the case of CD Rate Notes, CMT Rate Notes, Commercial Paper Rate Notes, Federal Funds Rate Notes, LIBOR Notes and Prime Rate Notes, or by the actual number of days in the year, in the case of Treasury Rate Notes. Interest on fixed rate Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The calculation agent will round all percentages resulting from any calculation of the rate of interest on a floating rate Note, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (that is, 9.876545% or .09876545 being rounded to 9.87655% or .0987655). We will round all United States dollar amounts to the nearest cent (with one-half cent being rounded upwards). In the case of floating rate Notes denominated in currency or currency unit other than United States dollars, we will round all amounts used in or resulting from that calculation to the smallest whole unit of that other currency or currency unit.

Upon the request of the holder of any floating rate Note, the calculation agent will provide the interest rate then in effect, and, if determined, the interest rate which will become effective on the next Interest Reset Date for a holder's Note. The calculation agent's determination of any interest rate will be final and binding in the absence of manifest error.

Payment of Principal and Interest

Unless otherwise indicated in the related pricing supplement, payments of principal of, and premium, if any, and interest on all Notes will be made in the specified currency, provided, however, that payments of principal of, and premium, if any, and interest on Notes denominated in other than United States dollars will nevertheless be made in United States dollars:

- at the holder's option under the procedures described in the following two paragraphs, and

- at the Company's option in the case of imposition of exchange controls or other circumstances beyond our control as described in the next to last paragraph under this heading.

Payments in United States Dollars at the Option of the Holder

If so specified in the related pricing supplement, and except as provided in the next paragraph, payments of principal of, and premium, if any, and interest on the Notes denominated in a specified currency other than United States dollars will be made in United States dollars if the registered holder has transmitted a written request for the payment to the Trustee at its Corporate Trust Office in New York City on or prior to the record date or the date 15 calendar days prior to maturity. This request may be in writing (mailed or hand delivered) or by cable or telex or by other form of facsimile transmission acceptable to the Trustee. Any request by a holder will remain in effect with respect to any further payments on the Note payable to a holder, unless revoked on or prior to the relevant record date or the date 15 calendar days prior to maturity. Holders of Notes denominated in specified currencies other than United States dollars whose Notes are registered in the name of a broker or nominee should contact the broker or nominee to determine whether and how an election to receive payments in United States dollars may be made.

The United States dollar amount to be received by a holder of a Note denominated in other than United States dollars who elects to receive payment in United States dollars will be based on the Exchange Rate determined by the Exchange Rate Agent on the second Business Day preceding the payment date for the aggregate amount of the specified currency payable to all holders of Notes electing to receive United States dollar payments. If the Exchange Rate is not determinable on the second Business Day, the payment in question will be made in the specified currency. The holder will bear all currency exchange costs associated with any payment in United States dollars on any Note by deductions from the payment.

Payment of Interest

We will pay interest to the person in whose name a Note is registered at the close of business on the record date immediately preceding each Interest Payment Date, except that we will pay interest at maturity to the person to whom principal is payable. We will make the first payment of interest on any Note originally issued between a record date and an Interest Payment Date on the Interest Payment Date following the next succeeding record date to the registered owner on the next succeeding record date. Payments of interest on any Note will include interest accrued to but excluding the Interest Payment Date.

Unless we state otherwise in the related pricing supplement, we will pay interest on floating rate Notes as follows:

- for Notes that reset weekly or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year as specified in the related pricing supplement;

- for Notes that reset quarterly, on the third Wednesday of March, June, September, and December of each year;

- for Notes that reset semiannually, on the third Wednesday of each of two months of each year specified in the pricing supplement; and

- for Notes that reset annually, on the third Wednesday of one month of each year specified in the pricing supplement.

Each of the above dates is an "Interest Payment Date." We will also pay interest on all Notes at maturity.

Payment on a non-Business Day

Any payment due on any day which is not a Business Day in New York City (or in the case of any Note denominated in a specified currency other than United States dollars, which is not a Business Day in the country issuing the specified currency, or in the case of euros, any day on which the Trans-European Automated Real-Time Gross

Settlement Express Transfer ("TARGET") System is not open), need not be made on that day, but may be made on the next Business Day with the same force and effect as if made on the due date, and no interest will accrue for the period from and after the due date, provided that, for LIBOR Notes, if the next Business Day is in the next month, interest will be paid on the preceding Business Day.

Payment at Maturity

We will make payment of the principal of, and premium, if any, and interest on any Note at maturity to be made in United States dollars in immediately available funds upon surrender of the Note at the Corporate Trust Office of the Trustee in New York City. Payments of interest to be made in United States dollars other than at maturity will be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer to any account the person has appropriately designated. A holder of $10 million in aggregate principal amount of Notes in definitive form will be entitled to receive payment of interest by wire transfer if appropriate wire transfer instructions from the holder have been received in writing by the Trustee no less than 15 calendar days prior to the Interest Payment Date.

Payments in a Specified Currency

Unless otherwise indicated in the related pricing supplement, we will make payments on any Note to be made in a specified currency other than United States dollars by wire transfer to an account with a bank located in the country issuing the specified currency (or, with respect to Notes denominated in euros, a euro account in a country for which the euro is the lawful currency) or another jurisdiction designated by the registered holder at least five Business Days prior to the Interest Payment Date or stated maturity and acceptable to us and the Trustee, provided that, in the case of payment of principal of, and premium, if any, and interest due at maturity, the Note is presented to the Trustee in time for the Trustee to make the payments in the appropriate funds in accordance with its normal procedures.

This designation will be made by filing the appropriate information with the Trustee at its Corporate Trust Office in New York City, and, unless revoked, any designation made with respect to any Note by a registered holder will remain in effect with respect to any further payments with respect to the Note payable to a holder. If a payment with respect to any Note cannot be made by wire transfer because the required designation has not been received by the Trustee on or before the requisite date or for any other reason, a notice will be mailed to the holder at its registered address requesting a designation pursuant to which a wire transfer can be made and, upon the Trustee's receipt of this designation, payment will be made within five Business Days. We will pay any administrative costs imposed by banks in connection with making payments by wire transfer, but the holders of the Notes will bear any tax, assessment or governmental charge imposed upon the payments.

Payment in United States Dollars at our option

If the principal of, and premium, if any, or interest on any Note is payable in other than United States dollars and the specified currency is not available due to the imposition of exchange controls or other circumstances beyond our control, we will, at our expense, be entitled to satisfy our obligations to holders of the Notes by making the payment in United States dollars on the basis of the most recently available Exchange Rate.

Payment on indexed or amortizing Notes

Notes may be issued from time to time as indexed Notes or amortizing Notes. Indexed Notes are Notes for which the principal amount payable at the stated maturity or upon redemption or repayment, or the amount of interest payable on an Interest Payment Date, or both, is determined by reference to a currency exchange rate, currency unit or currencies, commodity price or other financial or non-financial index as set forth in the related pricing supplement. Amortizing Notes are Notes as to which all or a portion of the principal amount is payable prior to the maturity date in accordance with a schedule, by application of a formula or by reference to an index as set forth in the related pricing supplement.

CD Rate Notes

Each CD Rate Note will bear interest at a specified rate that will be reset periodically based on the CD Rate and any Spread and/or Spread Multiplier. CD Rate Notes, like other Notes, are not deposit obligations of a bank and are not insured by the Federal Deposit Insurance Corporation.

"CD Rate" means the rate on the particular Interest Determination Date for negotiable United States dollar certificates of deposit having the Index Maturity specified in the related pricing supplement as published in H.15(519) under the heading "CDs (secondary market)".

The following procedures will apply if the rate cannot be set as described above:

- If the rate referred to above is not published in H.15(519) by 9:00 A.M., New York City time, on the related Calculation Date, then the CD Rate for such Interest Reset Date will be the rate on the particular Interest Determination Date for negotiable certificates of deposit of the particular Index Maturity as published in H.15 Daily Update under the heading "CDs (secondary market)".

- If the above rate is not published in either H.15(519) or H.15 Daily Update by 3:00 P.M., New York City time, on the related Calculation Date, then the CD Rate for such Interest Reset Date will be the rate on the particular Interest Determination Date calculated by the calculation agent as the arithmetic mean of the secondary market offered rates as of 10:00 A.M., New York City time, on the particular Interest Determination Date, of three leading nonbank dealers of negotiable United States dollar certificates of deposit in New York City selected by the calculation agent for negotiable certificates of deposit of major United States money market banks with a remaining maturity closest to the Index Maturity specified in the applicable pricing supplement in an amount of $5,000,000.

- If fewer than three dealers so selected by the calculation agent are providing quotes, then the effective CD Rate for such Interest Determination Date will remain in effect, or, if none, the initial interest rate.

CMT Rate Notes

Each CMT Rate Note will bear interest at a specified rate that will be reset periodically based on the CMT Rate and any Spread and/or Spread Multiplier.

"CMT Rate" means, with respect to any Interest Determination Date relating to a CMT Rate Note or any floating rate Note for which the interest rate is determined with reference to the CMT Rate, the rate displayed on the Designated CMT Telerate Page under the heading "...Treasury Constant Maturities ... Federal Reserve Board Release H.15 ... Mondays Approximately 3:45 P.M.," under the column for the Designated CMT Maturity Index for:

- if the Designated CMT Telerate Page is 7055, the rate on the Interest Determination Date; or

- if the Designated CMT Telerate Page is 7052, the week or the month, as applicable, ended immediately preceding the week in which the related Interest Determination Date occurs.

The following procedures will apply if the rate cannot be set as described above:

- If the rate referred to above is no longer displayed on the relevant page, or, if not displayed by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate will be the Treasury Constant Maturity rate for the Designated CMT Maturity Index as published in the relevant H.15 (519).

- If the rate referred to above is no longer published in H.15(519), or is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate will be the Treasury Constant Maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) for the CMT Rate Interest Determination Date with respect to such Interest Reset Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Telerate Page and published in the relevant H.15(519).

- If the information referred to above is not provided by the Board of Governors of the Federal Reserve System or the United States Department of the Treasury by 3:00 P.M., New York City time, on the related Calculation Date, then the CMT Rate for the CMT Rate Interest Determination Date will be calculated by the calculation agent and will be a yield to maturity, based on the arithmetic mean of the secondary market closing offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date reported, according to their written records, by three leading primary United States government securities dealers (each, a "Reference Dealer") in New York City selected by the calculation agent (from five Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for the most recently issued direct noncallable fixed rate obligations of the United States ("Treasury Notes") with an original maturity of approximately the Designated CMT Maturity Index and remaining term to maturity of not less than the Designated CMT Maturity Index minus one year.

- If the calculation agent cannot obtain three Treasury Notes quotations, then the CMT Rate will be calculated by the calculation agent and will be a yield to maturity based on the arithmetic mean of the secondary market offer side prices as of approximately 3:30 P.M., New York City time, on the CMT Rate Interest Determination Date of three Reference Dealers in New York City (from five Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity equal to the number of years that is next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity Index and in an amount of at least $100,000,000.

- If three or four (but not five) of the Reference Dealers are providing quotes, then the CMT Rate will be based on the arithmetic mean of the offer prices obtained and neither the highest nor the lowest of the quotes will be eliminated.

- If fewer than three Reference Dealers selected by the calculation agent are providing quotes, then the CMT Rate will be the CMT Rate in effect on the CMT Rate Interest Determination Date or, if none, the initial interest rate.

If two Treasury Notes with an original maturity of approximately the Designated CMT Maturity Index have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

Commercial Paper Rate Notes

Each Commercial Paper Rate Note will bear interest at a specified rate that will be reset periodically based on the Commercial Paper Rate and any Spread and/or Spread Multiplier.

"Commercial Paper Rate" means, for any Interest Reset Date, the Money Market Yield of the per annum rate (quoted on a bank discount basis) for the particular Interest Determination Date for commercial paper having the Index Maturity specified in the related pricing supplement as published in H.15(519) under the heading "Commercial Paper".

The following procedures will apply if the rate cannot be set as described above:

- If the rate referred to above is not published by 9:00 A.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate for the Interest Reset Date will be the Money Market Yield of the rate on the particular Interest Determination Date for commercial paper of the Index Maturity specified in the related pricing supplement as published in the H.15 Daily Update under the heading "Commercial Paper - Nonfinancial".

- If the above rate is not published in either H.15(519) or H.15 Daily Update by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate for the Interest Reset Date will be calculated by the calculation agent as the Money Market Yield of the arithmetic mean of the offered per annum rates (quoted on a bank discount rate) as of 11:00 A.M., New York City time, on the particular Interest Determination Date, of three leading dealers of commercial paper in New York City selected by the calculation agent for commercial paper of the particular Index Maturity specified in the related pricing supplement placed for industrial issuers whose bond rating is "AA", or the equivalent, from a nationally recognized statistical rating organization.

- If fewer than three dealers so selected by the calculation agent are providing quotes, the effective Commercial Paper Rate will remain in effect on the particular Interest Determination Date or, if none, the initial interest rate.

Federal Funds Rate Notes

Each Federal Funds Rate Note will bear interest at a specified rate that will be reset periodically based on the Federal Funds Rate and any Spread and/or Spread Multiplier.

"Federal Funds Rate" means the rate on the particular Interest Determination Date for Federal Funds as published in H.15(519) under the heading "Federal Funds (Effective)". The following procedures will apply if the rate cannot be set as described above:

- If the rate referred to above is not published in H.15(519) by 9:00 A.M., New York City time, on the related Calculation Date, the Federal Funds Rate will be the Federal Funds Rate on the particular Interest Determination Date for Federal Funds as published in H.15 Daily Update under the heading "Federal Funds(Effective)".

- If the rates referred to above are not published in H.15(519) or H.15 Daily Update by 3:00 P.M., New York City time, on the related Calculation Date, the Federal Funds Rate on the particular Interest Determination Date will be calculated by the calculation agent as the arithmetic mean of the rates, as of 9:00 A.M., New York City time, on the particular Interest Determination Date for the last transaction in overnight Federal Funds arranged by three leading brokers of Federal Funds transactions in New York City selected by the calculation agent.

- If fewer than three brokers so selected by the calculation agent are providing quotes, the Federal Funds Rate will be the Federal Funds Rate in effect on the particular Interest Determination Date, or, if none, the initial interest rate.

LIBOR Notes

Each LIBOR Note will bear interest at a specified rate that will be reset periodically based on LIBOR, which will be the London interbank offered rate for deposits in United States dollars or any other specified currency, as specified in the applicable pricing supplement, and any Spread and/or Spread Multiplier. "LIBOR" for a LIBOR Interest Determination Date will be determined by the calculation agent in accordance with the following provisions:

- If "LIBOR Telerate" is specified in the related pricing supplement or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified as the method for calculating LIBOR, LIBOR will be determined on the basis of the offered rates for deposits in the Index Currency having the Index Maturity, commencing on the second Market Day immediately following the Interest Determination Date, that appear on the Designated LIBOR Page as of 11:00 A.M., London time, on the particular Interest Determination Date.

- If "LIBOR Reuters" is specified in the related pricing supplement and at least two offered rates appear on the Designated LIBOR Page, LIBOR will be the arithmetic mean of the offered rates, calculated by the calculation agent, for deposits in the Index Currency having the Index Maturity designated on the pricing supplement, that appear on the Designated LIBOR Page as of 11:00 A.M., London time, on the particular Interest Determination Date, or if the Designated LIBOR Page by its terms provides only for a single rate, the single rate.

- If fewer than two offered rates appear (and the Designated LIBOR Page by its terms does not provide only for a single rate), or no rate appears, as the case may be, on the particular Interest Determination Date on the Designated LIBOR Page, LIBOR will be the arithmetic mean calculated by the calculation agent of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks, in the London interbank market to provide the calculation agent with its offered quotation for deposits in the Index Currency for the period of the particular Index Maturity, commencing on the second Market Day immediately following the particular Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in the LIBOR Currency in that market at that time.

- If fewer than two offered quotations are provided as requested, LIBOR will be the arithmetic mean calculated by the calculation agent of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on the second Market Day immediately following the particular Interest Determination Date by three major banks, in that Principal Financial Center selected by the calculation agent for loans in the Index Currency to leading European banks, having the Index Maturity specified in the pricing supplement and in a principal amount that is representative for a single transaction in the Index Currency in that market at that time.

- If fewer than three banks so selected by the calculation agent provide quotes, LIBOR will be LIBOR in effect on the particular Interest Determination Date or, if none, the initial interest rate.

Prime Rate Notes

Each Prime Rate Note will bear interest at a specified rate that will be reset periodically based on the Prime Rate and any Spread and/or Spread Multiplier.

"Prime Rate" means the rate on the particular Interest Determination Date as published in H.15(519) under the heading "Bank Prime Loan". The following procedures will apply if the rate cannot be set as described above:

- If the rate referred to above is not published in H.15(519) by 9:00 A.M., New York City time, on the related Calculation Date, then the Prime Rate will be the rate on the particular Interest Determination Date calculated by the calculation agent as the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks) as the applicable bank's prime rate or base lending rate on the particular Interest Determination Date.

- If fewer than four rates appear on the Reuters Screen USPRIME1, on the related Calculation Date, then the Prime Rate will be the rate calculated by the calculation agent on the particular Interest Determination Date as the arithmetic mean of the prime rates or base lending rates (quoted on the basis of the actual number of days in a 360-day year) as of the close of business on the particular Interest Determination Date by three major banks in New York City selected by the calculation agent.

- If fewer than three banks so selected by the calculation agent are providing quotes, then the Prime Rate will be the Prime Rate in effect on the particular Interest Determination Date or, if none, the initial interest rate.

Treasury Rate Notes

Each Treasury Rate Note will bear interest at a specified rate that will be reset periodically based on the Treasury Rate and any Spread and/or Spread Multiplier.

"Treasury Rate" means:

- The rate from the auction held on the particular Treasury Rate Interest Determination Date of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified in the related pricing supplement, published in H.15(519) under the heading "U.S. Government Securities/Treasury Bills/Auction Average (Investment)".

- If the rate referred to immediately above is not published in H.15(519) by 9:00 A.M., New York City time, on the related Calculation Date, the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for the auction as otherwise announced by the United State Department of the Treasury.

- If the results of the Treasury Bill auction referred to above are not published in H.15(519) or reported by the United States Department of the Treasury by 3:00 P.M., New York City time, or if no auction is held during the week, then the Treasury Rate will be the rate set forth in H.15(519) for the Interest Determination Date for the Index Maturity specified in the applicable pricing supplement under the heading "U.S. Government Securities/Treasury Bills/Secondary Market".

- If the rate referred to above is not published in H.15(519) by 3:00 P.M., New York City time, on the related Calculation Date, the Treasury Rate with respect to the Interest Reset Date will be calculated by the calculation agent and will be a yield to maturity (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates as of approximately 3:30 P.M., New York City time on the Interest Determination Date, of three primary United States government securities dealers in New York City selected by the calculation agent for the issue of Treasury Bills with a remaining maturity closest to the Index Maturity specified in the pricing supplement.

- If fewer than three dealers are providing quotes, the Treasury Rate will be the Treasury Rate in effect on the Interest Determination Date, or if none, the initial interest rate.

Definitions of Terms

Unless otherwise indicated in the related pricing supplement, the following terms will have the following meanings for purposes of this prospectus supplement and any pricing supplement:

"Authorized Denomination" means, for any Note denominated in United States dollars, $1,000 and integral multiples of $1,000, unless otherwise indicated in the related pricing supplement, and, for Notes denominated in another specified currency, the denomination set forth in the related pricing supplement.

"Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the city in which the principal corporate trust office of the Trustee is located are authorized or obligated by law or executive order to be closed; provided that, with respect to Notes the payment of which is to be made in a currency other than United States dollars, the day is also not a day on which banking institutions are authorized or obligated by law or executive order to be closed in the Principal Financial Center of the country issuing the currency or currency unit (or, in the case of euros, the day is also not a day on which the TARGET System is not open); provided, further, that, with respect to Notes as to which interest is determined on the basis of LIBOR, the day is also a London Business Day. "London Business Day" means (a) if the specified currency is other than the euro, any day on which dealings in the specified currency are transacted in the London interbank market or (b) if the specified currency is the euro, any day on which the TARGET System is open.

"Calculation Date" means the date on which the calculation agent makes the determination of the interest rate for a floating rate Note, which date will be, for any Interest Determination Date, the tenth day after the Interest Determination Date or, if the day is not a Market Day, the next Market Day.

"*Designated CMT Telerate Page*" means the display on Bridge Telerate, Inc. Service (or any successor service) on the page designated in the attached pricing supplement for the purpose of displaying Treasury Constant Maturities as reported in H.15 (519) (or any other page as may replace such page on that service). If no such page is specified in the attached pricing supplement, the Designated CMT Telerate Page will be 7052, for the most recent week.

"Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20, or 30 years) specified in the related pricing supplement with respect to which the CMT Rate will be calculated. If no maturity is specified in the related pricing supplement, the Designated CMT Maturity Index will be 2 years.

"*Designated LIBOR Page*" means either:

- if "LIBOR Reuters" is designated in the attached pricing supplement, the display on the Reuters Monitor Money Rates Service (or any successor service) on the page designated in the attached pricing supplement (or any other page as may replace the designated page on that service for the purpose of displaying London interbank offered rates of major banks) for the related Index Currency for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or

- if "LIBOR Telerate" is designated in the attached pricing supplement, the display on the Bridge Telerate, Inc. Service (or any successor service) ("Telerate") on the page designated in the attached pricing supplement (or any other page as may replace the designated page on that service or any other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for the related Index Currency) for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency.

"Exchange Rate" means, in respect of any obligation denominated in a specified currency (other than United States dollars) which is to be paid in respect of any Note in United States dollars, an amount of United States dollars determined by the Exchange Rate Agent on the basis of the highest bid quotation in New York City received by the Exchange Rate Agent as of 11:00 a.m., New York City time, on the Business Day as of which the Exchange Rate is to be determined, from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent)

for the purchase by the quoting dealer of the specified currency for United States dollars for settlement on the payment date in the aggregate amount of the specified currency in respect of which the Exchange Rate is being determined, and at which rate the dealer commits to execute an exchange contract.

"Exchange Rate Agent" means The Chase Manhattan Bank.

"H.15(519)" means Statistical Release H.15(519) as published by the Board of Governors of the Federal Reserve System or any successor publication of the Board of Governors.

"H.15 Daily Update" means the daily update of H.15(519), available through the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update, or any successor site or publication.

"Index Currency" means the currency or currency unit specified in the related pricing supplement as the currency for which LIBOR will be calculated. If no currency is specified, the Index Currency will be United States dollars.

"Index Maturity" means the period to maturity of the instrument or obligation on which the related interest rate formula is based, as specified in the related pricing supplement.

"Interest Determination Date" means the date as of which the calculation agent looks to the applicable interest rate basis for purposes of resetting the interest rate on floating rate Notes, which, with respect to any Interest Reset Date:

- for Commercial Paper Rate Notes, Prime Rate Notes, LIBOR Notes, CD Rate Notes, CMT Rate Notes and Federal Funds Rate Notes, will be the second Market Day preceding the Interest Reset Date; and

- for Treasury Rate Notes, will be the day of the week in which the Interest Reset Date falls on which Treasury bills would normally be auctioned. Treasury bills are usually sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that an auction may be held on the preceding Friday. If, as the result of a legal holiday, an auction is so held on the preceding Friday, this Friday will be the Interest Determination Date for the Interest Reset Date occurring in the next week.

"Market Day" means any Business Day in New York City or, for a LIBOR Note, any Business Day on which dealings in deposits in the Index Currency are transacted in the London interbank market.

"*Money Market Yield*" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} \; = \; 100 \; \text{x} \; \frac{360 \, \text{x} \, \text{D}}{360 - (\text{D} \, \text{x} \, \text{M})}$$

where "D" is the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and "M" is the actual number of days in the period from the Interest Reset Date to but excluding the day that numerically corresponds to the Interest Reset Date (or, if there is no numerically corresponding day, the last day) in the calendar month that is the number of months corresponding to the Index Maturity specified in the applicable pricing supplement after the month in which the Interest Reset Date falls.

"Principal Financial Center" means the capital city of the country issuing the specified currency, except that with respect to United States dollars, Australian dollars, Deutschemarks, Dutch guilders, Italian lire, Swiss francs and euros, the Principal Financial Center will be New York City, Sydney, Frankfurt, Amsterdam, Milan, Zurich and Luxembourg, respectively.

"Spread" means the number of basis points applicable to the interest rate basis for purposes of calculating interest on a floating rate Note, as specified in the related pricing supplement.

"Spread Multiplier" means the percentage applicable to the interest rate basis for purposes of calculating the interest on a floating rate Note, as specified in the related pricing supplement.

FOREIGN CURRENCY RISKS

General

This prospectus supplement does not describe all the risks of an investment in any Notes denominated in other than United States dollars. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in any Notes denominated in other than United States dollars. Notes denominated in other than United States dollars are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Exchange Rates and Exchange Controls

An investment in Notes that are denominated in other than United States dollars entails significant risks that are not associated with a similar investment in a security denominated in United States dollars. These risks include the possibility of significant changes in rates of exchange between the United States dollar and the applicable foreign currencies or currency units and the possibility of the imposition or modification of foreign exchange controls by either the United States or the applicable foreign governments. These risks generally depend on economic and political events over which we have no control.

In recent years, rates of exchange between the United States dollar and many foreign currencies have been highly volatile and this volatility may be expected in the future and may spread to other foreign currencies. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of any Note. Depreciation of the specified currency against the United States dollar could result in a loss to the investor on a United States dollar basis.

Governments have imposed from time to time and may in the future impose exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at a Note's maturity. Even if there are no actual exchange controls, it is possible that the specified currency for any particular Note would not be available at the Note's maturity. In that event, we will repay our obligations under any Note in United States dollars on the basis of the most recently available Exchange Rate. See "Payment of Principal and Interest".

Currently, there are limited facilities in the United States for conversion of United States dollars into foreign currencies and vice versa. In addition, banks do not offer non-United States dollar denominated checking or savings account facilities in the United States. Accordingly, payments on Notes made in a specified currency other than United States dollars will be made from an account with a bank located in the country issuing the specified currency (or, with respect to Notes denominated in euros, a euro account in a country for which the euro is the lawful currency). In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions. See "Payment of Principal and Interest".

The information set forth in this prospectus supplement is directed to prospective purchasers who are United States residents, and we do not undertake any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase, holding or receipt of payments of principal of and interest on the Notes. These persons should consult their own financial and legal advisors with regard to these matters.

Governing Law and Judgments

The Notes will be governed by and construed in accordance with the laws of the State of New York. If an action based on the Notes were commenced in a court in the United States, it is likely that the court would grant judgment relating to the Notes only in United States dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion into United States dollars would be determined with reference to the date of default, the date judgment is rendered or some other date.

Exchange Rate and Controls for Specified Currencies

With respect to any Note denominated in other than United States dollars, a currency supplement with respect to the applicable specified currency (which supplement will include information with respect to applicable current foreign exchange controls, if any) is attached to this prospectus supplement. The information therein concerning exchange rates is furnished as a matter of information only and should not be regarded as indicative of the range of or trends in fluctuations in currency exchange rates that may occur in the future.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

The following summary describes the principal United States federal income tax consequences of ownership and disposition of the Notes to initial holders purchasing Notes at the "issue price" (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID" and the "OID Regulations"), changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. We undertake no obligation to update this tax discussion in the future. This discussion applies only to Notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, partnerships or other passthrough entities, expatriates, dealers in securities or foreign currencies, persons holding Notes as a hedge against, or which are hedged against, currency risks, or holders whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Finally, this summary does not discuss Discount Notes (as defined below) that qualify as "applicable high yield discount obligations" under Section 163(i) of the Code. Holders of Discount Notes that are "applicable high yield discount obligations" may be subject to special rules. Persons considering the purchase of Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

U.S. Holder

As used herein, the term "U.S. holder" means an owner of a Note that is, for United States federal income tax purposes: (a) a citizen or resident of the United States, (b) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996 and made a valid election to be treated as a United States person.

Special rules apply to Non-U.S. holders. The term "Non-U.S. holder" means a beneficial owner of a Note that is, for United States federal income tax purposes, either a nonresident alien or a corporation, estate or trust that is not a "U.S. holder." These rules are discussed in the paragraph under "— Non-U.S. holders" below.

Payments of Interest

Payments of interest on a Note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder's method of accounting for federal income tax purposes. Under the OID Regulations, for accrual basis and other electing taxpayers, all payments of interest on a Note that matures one year or less from its date of issuance will be included in the stated redemption price at maturity of the Notes and will be taxed in the manner described below under "— Original Issue Discount". Special rules governing the treatment of interest paid with respect to Discount Notes, including certain floating rate Notes, Foreign Currency Notes, and Notes providing for payments of principal or interest linked to commodity prices, equity indices or other factors, are discussed below.

Original Issue Discount

In General. A Note that is issued for an amount less than its stated redemption price at maturity generally will be considered to have been issued at an original issue discount for federal income tax purposes (a "Discount Note"). The "issue price" of a Note will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold. The "stated redemption price at maturity" of a Note will equal the sum of all payments required under the Note other than payments of "qualified stated interest". "Qualified stated interest" is stated interest that is unconditionally payable as a series of payments in cash or property (other than debt instruments of the issuer) at least annually during the entire term of the Note and is equal to the outstanding principal balance of the Note multiplied by a single fixed rate or certain variable rates of interest, or certain combinations thereof. If the difference between a Note's stated redemption price at maturity and its issue price is less than a *de minimis* amount, *i.e.*, one quarter of one percent of the stated redemption price at maturity multiplied by the number of complete years to maturity, then the Note will not be considered to have OID. U.S. holders of Notes with a *de minimis* amount of OID generally will include such OID in income as capital gain on a pro rata basis as principal payments are made on the Notes. If a Note has certain interest payment characteristics (*e.g.*, interest holidays, interest payable in additional Notes or stepped interest rates), then the Note also may be treated as having OID for federal income tax purposes, even if such Note was issued at an issue price that does not otherwise result in OID.

A U.S. holder of Notes issued with OID will be required to include any qualified stated interest payments in income in accordance with the U.S. holder's method of accounting for federal income tax purposes. U.S. holders of Notes that mature more than one year from their date of issuance will be required to include OID in income for federal income tax purposes as it accrues, regardless of such U.S. holder's method of accounting. The amount of OID included in the income of the U.S. holder is determined using the constant yield method based on a compounding of interest, which may precede the receipt of cash payments attributable to such income*.* The amount of OID that accrues in an accrual period is an amount equal to the excess, if any, of (a) the product of the Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the end of each accrual period and appropriately adjusted to take into account the length of the particular accrual period), less (b) the sum of the qualified stated interest payments, if any, allocable to the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the issue price of the Note increased by the amount of accrued OID for each prior accrual period and decreased by the amount of any payments previously made on the Note that were not qualified stated interest payments. Under this method, U.S. holders of Discount Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

Floating Rate Notes. Under the OID Regulations, floating rate Notes are subject to special rules whereby a floating rate Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the floating rate Note by more than a specified *de minimis* amount; (b) it provides for stated interest, paid or compounded at least annually, at current values of (1) one or more qualified floating rates, (2) a single fixed rate and one or more qualified floating rates, (3) a single objective rate, or (4) a single fixed rate and a single objective rate that is a qualified inverse floating rate; (c) it provides that a qualified floating rate or objective rate in effect at any time is set at the current value of that rate; and (d) except as provided under (a) above, it does not provide for any contingent principal payments.

A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the floating rate Note is denominated. Although a multiple of a qualified floating rate generally will not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than .65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the floating rate Note (*e.g.*, two or more qualified floating rates with values within 25 basis points of each other as determined on the floating rate Note's issue date) will be treated as a single qualified floating rate. A rate is not a "qualified floating rate," however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the floating rate Note or are not reasonably expected to significantly affect the yield on the floating rate Note.

An "objective rate" is a rate that is not itself a qualified floating rate but that is determined using a single fixed formula and that is based upon objective financial or economic information. For example, an objective rate generally includes a rate that is based on one or more qualified floating rates or on the yield of actively traded personal property (within the meaning of Section 1092(d)(1) of the Code). An objective rate, however, does not include a rate based on information that is within the control of the issuer or a related party, or that is unique to the circumstances of the issuer or a related party. The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the Internal Revenue Service ("IRS") in the future. Despite the foregoing, a variable rate of interest on a floating rate Note will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the floating rate Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the floating rate Note's term. A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

The OID Regulations also provide that if a floating rate Note provides for stated interest at a fixed rate for an initial period of less than one year followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the floating rate Note's issue date is intended to approximate the fixed rate (*e.g.*, the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

If a floating rate Note that provides for stated interest as either a single qualified floating rate or a single objective rate throughout its term qualifies as a "variable rate debt instrument" under the OID Regulations, then any stated interest on such Note that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a floating rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout its term and that qualifies as a "variable rate debt instrument" under the OID Regulations generally will not be treated as having been issued with OID, unless the floating rate Note is issued at a "true" discount (*i.e.*, at a price below the Note's stated principal amount) in excess of a specified *de minimis* amount. OID on such a floating rate Note arising from a "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (a) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (b) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the floating rate Note. Moreover, the amount of qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period as determined under the rules described in this paragraph.

In general, any other floating rate Note that qualifies as a "variable rate debt instrument" (*i.e.*, one that provides for interest other than qualified stated interest) will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the floating rate Note. The OID Regulations generally require that such a floating rate Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the floating rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the floating rate Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the floating rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the floating rate Note. In the case of a floating rate Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate initially is converted into a qualified floating rate (or a qualified inverse floating rate, if the floating rate Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the floating rate Note as of its issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the floating rate Note then is converted into an "equivalent" fixed rate debt instrument in the manner described in this paragraph.

Once the floating rate Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument, and a U.S. holder of the floating rate Note will account for such OID and qualified stated interest as if the U.S. holder held the "equivalent" fixed rate debt instrument. For each accrual period appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the floating rate Note during the accrual period.

If a floating rate Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the floating rate Note will be treated as a contingent payment debt instrument. Generally, if a floating rate Note is treated as a contingent payment debt instrument, interest payments thereon will be treated as "contingent interest" payments. Under the OID Regulations, any contingent interest on a floating rate Note is includible in income in a taxable year whether or not the amount of any payment is fixed or determinable in that year. The amount of interest included in income in any particular accrual period is determined by estimating a projected payment schedule for the floating rate Note and applying daily accrual rules similar to those for accruing OID on a noncontingent debt instrument (as discussed above under the heading "— In General"). If the actual amount of contingent interest payments is not equal to the projected amount, an adjustment to income at the time of the payment must be made to reflect the difference. We will provide notice in the related pricing supplement that a particular Note will be treated as a contingent payment debt instrument and will describe its proper federal income tax treatment.

Short-Term Discount Notes. Under the OID Regulations, a Note that matures one year or less from its date of issuance will be treated as a "short-term" Discount Note. Generally, a cash method U.S. holder of a short-term Discount Note is not required to accrue OID for United States federal income tax purposes unless the U.S. holder elects to do so. U.S. holders who make such an election, U.S. holders who report income for federal income tax purposes on the accrual method, and certain other holders, including banks and dealers in securities, are required to include OID in income on such short-term Discount Notes as it accrues on a straight-line basis, unless an election is made to accrue OID according to a constant yield method based on daily compounding. In the case of a U.S. holder who is not required and who does not elect to include OID in income currently, any gain realized on the sale, exchange or retirement of the short-term Discount Notes will be ordinary income to the extent of OID accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) through the date of sale, exchange or retirement In addition, such U.S. holders will be required to defer deductions for any interest paid on indebtedness incurred to purchase or carry short-term Discount Notes in an amount not exceeding the deferred interest income, until such deferred interest income is recognized.

Election to Treat All Interest as OID. Subject to certain limitations, a U.S. holder may elect to include in income all interest on a Note using a constant yield method. For this purpose, interest includes stated interest, acquisition discount, OID, *de minimis* OID, market discount, *de minimis* market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. This election is made for the taxable year in which the U.S. holder acquired the Note, and may not be revoked without the consent of the IRS. U.S. holders should consult their own tax advisors concerning the propriety and consequences of this election.

Option to Redeem or Option to Force Repayment. In certain cases, we may have the option to redeem Notes prior to their stated maturity or U.S. holders may have the option to require us to repay Notes prior to their stated maturity. Notes containing such features may be subject to rules that differ from the general rules discussed above. Purchasers of such Discount Notes should examine carefully the related pricing supplement and should consult their tax advisors with respect to such features since the tax consequences with respect to OID will depend, in part, on the particular terms and features of the purchased Note.

Aggregation. The OID Regulations contain aggregation rules stating that in certain circumstances if more than one type of Note is issued as part of the same issuance of securities to a single U.S. holder, some or all of such Notes may be treated together as a single debt instrument with a single issue price, maturity date, yield to maturity and stated redemption price at maturity for purposes of calculating and accruing any OID**.** Unless otherwise provided in the related pricing supplement, we do not expect to treat any of the Notes as being subject to the aggregation rules for purposes of computing OID.

Amortizable Bond Premium

If a U.S. holder purchases a Note for an amount that is greater than the amount payable at maturity, such U.S. holder will be considered to have purchased such Note with "amortizable bond premium" equal in amount to such excess and may elect (in accordance with applicable Code provisions) to amortize such premium, using a constant yield method, over the term of the Note (where such Note is not optionally redeemable prior to its maturity date) in which case the amount required to be included in the U.S. holder's income each year with respect to interest on the Note will be reduced by the amount of amortizable bond premium allocable to such year. If such Note may be optionally redeemed prior to maturity, the amount of amortizable bond premium is determined with reference to the amount payable on maturity or, if it results in a smaller premium attributable to the period of earlier redemption date, with reference to the amount payable on the earlier redemption date. A U.S. holder who elects to amortize bond premium must reduce his tax basis in the Note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the taxpayer and may be revoked only with the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Upon the sale, exchange or retirement of a Note, a U.S. holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Note. Amounts attributable to accrued interest are treated as interest as described under "— Payments of Interest" above, in accordance with the U.S. holder's method of accounting for federal income tax purposes as described therein. A U.S. holder's adjusted tax basis in a Note will equal the cost of the Note to such U.S. holder, increased by the amount of any OID (including any de minimis OID) previously included in income by the U.S. holder with respect to such Note and reduced by any amortized premium and any principal payments received by the U.S. holder and, in the case of a Discount Note, by the amounts of any other payments that do not constitute qualified stated interest (as defined above under the heading "— Original Issue Discount — In General").

Subject to the discussion under "— Foreign Currency Notes" below, gain or loss realized on the sale, exchange or retirement of a Note generally will be capital gain or loss except in the case of gain on a short-term Discount Note, to the extent of any OID not previously included in the U.S. holder's taxable income (see " — Original Issue Discount — Short-Term Discount Notes" above) and will be long-term capital gain or loss if the Note has been held for more than one year at the time of such sale, exchange or retirement and at the time of the original issue there was no intention to call the obligation before maturity. Prospective purchasers of Notes should consult their tax advisors concerning the tax consequences of a sale, exchange or other disposition of a Note.

Foreign Currency Notes

The following summary relates to Notes that are denominated in a currency or currency unit other than the United States dollar ("Foreign Currency Notes").

A U.S. holder who uses the cash method of accounting for tax purposes and who receives a payment of qualified stated interest in a foreign currency with respect to a Foreign Currency Note will be required to include in income the United States dollar value of the foreign currency payment (determined on the date such payment is received) regardless of whether the payment is in fact converted to United States dollars at that time, and such United States dollar value will be the U.S. holder's tax basis in the foreign currency. For IRS reporting purposes, the Exchange Rate Agent generally will determine such United States dollar value as of the date such payment is made.

In the case of accrual method U.S. holders and U.S. holders of Discount Notes, such U.S. holders will be required to include in income the United States dollar value of the amount of interest income (including OID) that has accrued and otherwise is required to be taken into account with respect to a Foreign Currency Note during an accrual period. The United States dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year.   Such U.S. holder will recognize ordinary income or loss, if any, with respect to the foreign currency payment of such accrued interest on the date such income actually is received. The amount of ordinary income or loss recognized will equal the difference between the United States dollar value of the foreign currency payment when received (or, where a U.S. holder receives United States dollars, the amount of such payment received) and the United States dollar value of interest income that has accrued during the accrual period for which the payment is received (as determined above).   A U.S. holder may elect to translate interest income (including OID) into United States dollars at the spot rate on the last day of the interest accrual period (or, in the case of an accrual period spanning two taxable years, the spot rate on the last date of the taxable year) or, if the date of receipt is within five Business Days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

OID and amortizable bond premium on a Foreign Currency Note are to be determined in the relevant foreign currency.

If a Note was issued with amortizable bond premium and a U.S. holder has made an election to amortize such premium under Section 171 of the Code, amortizable bond premium taken into account on a current basis shall reduce interest income in units of the relevant foreign currency. Exchange gain or loss is realized on such amortized bond premium with respect to any period by treating the bond premium amortized in such period as a return of principal. With respect to a U.S. holder who has not elected to amortize such premium under Section 171 of the Code, the amount of bond premium will constitute a market loss when the bond matures.

A U.S. holder's tax basis in a Foreign Currency Note will be the United States dollar value of the foreign currency amount paid for such Foreign Currency Note determined on the date of purchase. In the event of any subsequent adjustment to such U.S. holder's basis, the amount of the adjustment will be the United States dollar value of the foreign currency amount of the adjustment determined on the date of the adjustment. A U.S. holder who purchases a Foreign Currency Note with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. holder's tax basis in the foreign currency and the United States dollar fair market value of the Foreign Currency Note on date of purchase.

Gain or loss realized upon the sale, redemption, exchange, retirement or other taxable disposition of a Foreign Currency Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense except to the extent provided in IRS administrative pronouncements. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (a) the United States dollar value of the foreign currency principal amount of such Note, and any payment with respect to accrued interest, determined on the date such payment is received or such Note is disposed of, and (b) the United States dollar value of the foreign currency principal amount of such Note, determined on the date such U.S. holder acquired such Note, and the United States dollar value of the accrued interest, determined by translating such interest at the average exchange rate for the accrual period. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by a U.S. holder on the sale, exchange or retirement of the Foreign Currency Note. The source of such foreign currency gain or loss will be determined by reference to the residence of the U.S. holder or the "qualified business unit" of the U.S. holder on whose books the Note is properly reflected. Any gain or loss realized by such a U.S. holder in excess of such foreign currency gain or loss generally will be capital gain or loss except, in the case of gain on a short-term Discount Note, to the extent of any OID not previously included in the U.S. holder's income.

A U.S. holder will have a tax basis in any foreign currency received on the sale, redemption, exchange, retirement or other taxable disposition of a Foreign Currency Note equal to the United States dollar value of such foreign currency, determined at the time of such sale, redemption, exchange, retirement or other taxable disposition. Any gain or loss realized by a U.S. holder on a sale or other disposition of foreign currency (including its exchange for United States dollars or its use to purchase Foreign Currency Notes) will be ordinary income or loss.

Amortizing Notes

The tax considerations relevant to amortizing Notes and other Notes with special terms will be described in an applicable pricing supplement, and each prospective purchaser should consult its own tax advisor about such matters.

Extension of Maturity

The extension of the maturity of a Note pursuant to its original terms may be viewed as a taxable exchange if the extension of the final maturity date is considered a significant modification as defined under Section 1.1001-3 of the Treasury Regulations.

Notes Linked to Commodity Prices, Equity Indices or Other Factors

The United States federal income tax consequences to a U.S. holder of the ownership and disposition of indexed Notes may vary depending on the exact terms of the Notes. Such Notes generally will be treated as contingent payment debt instruments. See the discussion of contingent payment debt instruments in " — Floating Rate Notes," above. U.S. holders intending to purchase such Notes should refer to the discussion relating to taxation in the attached pricing supplement.

Non-U.S. Holders

Subject to the discussion of backup withholding below, generally, payments of principal and interest (including OID) by us or our agent (in its capacity as such) to any Non-U.S. holder will not be subject to United States federal withholding tax provided that, in the case of interest (including OID) (a) such Non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of all classes of our stock entitled to vote, (b) such Non-U.S. holder is not a controlled foreign corporation for United States tax purposes that is related to us through stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code and (c) either (A) the beneficial owner of the Note certifies to us or our agent, under penalties of perjury, that such owner is not a United States person and provides its name and address (which certification can be made on IRS Form W-8BEN) or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") certifies to us or our agent, under penalties of perjury, that the certification described in clause (A) hereof has been received from the beneficial owner by it or by another financial institution acting for the beneficial owner and delivers to us or our agent a copy of the certification described in clause (A).

If a Non-U.S. holder of a Note cannot satisfy the requirements of the "portfolio interest" exception described above, payments of interest (including OID) made to such Non-U.S. holder generally will be subject to a 30% withholding tax unless another exemption applies and such Non-U.S. holder complies with any IRS certification requirements. Any prospective investor who could not satisfy the portfolio interest requirements described above should consult with its tax advisor prior to making an investment in the Notes.

Subject to the discussion of "backup" withholding below, any capital gain realized upon the sale, exchange or retirement of a Note by a Non-U.S. holder will not be subject to United States federal income or withholding taxes unless (a) such gain is effectively connected with a United States trade or business of the Non-U.S. holder, or (b) in the case of an individual, such Non-U.S. holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met.

If a Non-U.S. holder of a Note is engaged in a trade or business in the United States and premium, if any, interest (including OID) on the Note, or capital gain realized upon the sale, exchange or retirement of the Note, is effectively connected with the conduct of such trade or business, such Non-U.S. holder, although exempt from United States withholding tax (by reason of the delivery of a properly completed IRS Form W-8ECI), will be subject to United States federal income tax on such premium, if any, interest (including OID), or gain, in the same manner as if it were a U.S. holder.   In addition, if such Non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments.

Notes held by an individual who at the time of death is neither a citizen nor a resident of the United States for United States tax purposes will not be subject to United States federal estate tax, provided that the income from the Notes was not or would not have been effectively connected with a United States trade or business of such individual and that such individual qualified for the exemption from United States federal withholding tax (without regard to the certification requirements) that is described above.

Backup Withholding and Information Reporting

The "backup" withholding and information reporting requirements of the Code may apply to certain payments of principal, premium, if any, and interest (including OID) on a Note and to certain payments of proceeds of the sale or retirement of a Note. We, our agent, a broker, the Trustee or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at a rate of 30.5% (reduced to 30% beginning December 31, 2001 and subject to periodic reductions through 2006) of such payment if the U.S. holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such U.S. holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. holders (including, among others, corporations) are not subject to the backup withholding and reporting requirements. U.S. holders of Notes should consult their tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining such an exemption.

Information reporting on IRS Form 1099 and backup withholding generally will not apply to payments made by us or our agent (in its capacity as such) to a Non-U.S. holder of a Note who has provided the required certification under penalties of perjury that it is not a United States person as set forth in clause (iii) in the first paragraph under "— Non-U.S. Holders" or has otherwise established an exemption (provided that neither we nor such agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied). We or our paying agent may report (on Form 1042-S) payments of interest (including OID) on the Notes.

Any amounts withheld under the backup withholding rules from a payment to a U.S. holder may be claimed as a credit against such U.S. holder's United States federal income tax liability provided that the required information is furnished to the IRS.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. POTENTIAL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION

The Notes are being offered on a continuing basis by us through J.P. Morgan Securities Inc., as Agent. The Agent has agreed to use its reasonable best efforts to solicit offers to purchase the Notes. We will be required to make payment of the purchase price of Notes in immediately available funds. We will pay to the Agent a commission, in connection with sales of Notes to purchasers solicited by the Agent, ranging from .125% to .750% of the principal amount of Notes so sold, depending upon the maturity of the Notes, or, with respect to Notes having a term in excess of 30 years, as will be agreed upon by us and the Agent at the time of sale. We reserve the right to sell Notes through agents other than the Agent or directly on our own behalf, in which case the Agent will not receive a commission.

We may also sell Notes to the Agent as principal for its own account at a discount to be agreed upon at the time of sale. These Notes may be resold to investors and other purchasers at prevailing market prices, or prices related thereto at the time of resale or otherwise, as determined by the Agent. Unless otherwise indicated in the related pricing supplement, any Note sold to the Agent as principal will be purchased by the Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity, and may be resold by the Agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale or may be resold to certain dealers as described above. After the initial public offering of Notes to be resold to investors and other purchasers on a fixed public offering price basis, the public offering price, concession and discount may be changed.

In addition, the Agent may offer the Notes it has purchased as principal to other dealers. The Agent may sell Notes to any dealer at a discount and in connection with fixed price offerings, unless otherwise specified in the related pricing supplement, the discount allowed to any dealer may include part or all of the discount to be received by the Agent from us.

We do not intend to apply for the listing of the Notes on a national securities exchange. The Agent may from time to time purchase and sell Notes in the secondary market, but is not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes nor as to their liquidity in a secondary market if one develops. From time to time, the Agent may make a market in the Notes.

The Agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, in respect of the Notes. We and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the Agent for certain expenses.

In connection with fixed price offerings of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may over-allot the offering, creating a short position for the account of the Agent. In addition, the Agent may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Agent is not required to engage in these activities, and may end any of these activities at any time.

We will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes, in whole or in part. The Agent will have the right, in its discretion, to reject any offer to purchase Notes, in whole or in part, that it considers to be unacceptable.

Mr. Douglas A. Warner III, a director of the Company, is the Chairman of the Board of Directors of J.P. Morgan Chase & Co., an international commercial and investment banking firm and the parent company of both the Agent and the Trustee. In the ordinary course of their respective businesses, the Agent and certain of its affiliates, including the Trustee, have engaged, and expect in the future to engage, in commercial or investment banking transactions with us.

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PROSPECTUS

$1,000,000,000



Debt Securities

This Prospectus describes Debt Securities which Anheuser-Busch Companies, Inc. may issue and sell at various times. More detailed information is under "Description of Securities."

- The Debt Securities may be debentures, notes or other unsecured evidences of indebtedness.

- We may issue them in one or several series.

- The total principal amount of the Debt Securities to be issued under this Prospectus will not exceed $1,000,000,000 (or the equivalent amount in other currencies).

- We will determine the terms of each series of Debt Securities (interest rates, maturity, redemption provisions and other terms) at the time of sale, and we will specify the terms in a Prospectus Supplement which we will deliver together with this Prospectus at the time of the sale.

We may sell Debt Securities directly to investors or through underwriters, dealers or agents. More information about the way we will distribute the Debt Securities is under the heading "Plan of Distribution." Information about the underwriters or agents who will participate in any particular sale of Debt Securities will be in the Prospectus Supplement relating to that series of Debt Securities.

Our principal office is at One Busch Place, St. Louis, Missouri 63118, and our telephone number is (314) 577-2000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 23, 2001.

We have not authorized anyone to give any information or to make any representations concerning the offering of the Debt Securities except those which are in this Prospectus or in the Prospectus Supplement which is delivered with this Prospectus, or which is referred to under "Where You Can Find More Information." If anyone gives any other information or representation, you should not rely on it. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Debt Securities which are referred to in the Prospectus Supplement. This Prospectus is not an offer to sell or a solicitation of an offer to buy Debt Securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this Prospectus, or any sale of Debt Securities, as an indication that there has been no change in our affairs since the date of this Prospectus. You should also be aware that information in this Prospectus may change after this date.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's Internet website at *http://www.sec.gov*. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents.

The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities.

- Our Annual Report on Form 10-K for the year ended December 31, 2000.

- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

You may receive a copy of any of these filings, at no cost, by writing or telephoning the Corporate Secretary, Anheuser-Busch Companies, Inc., One Busch Place, St. Louis, Missouri 63118, telephone 314-577-2000.

We have filed with the SEC a Registration Statement to register the Debt Securities under the Securities Act of 1933. This Prospectus omits certain information contained in the Registration Statement, as permitted by SEC rules. You may obtain copies of the Registration Statement, including exhibits, as noted in the first paragraph above.

INFORMATION ABOUT ANHEUSER-BUSCH

Anheuser-Busch Companies, Inc. ("Anheuser-Busch") is a Delaware corporation that was organized in 1979 as the holding company parent of Anheuser-Busch, Incorporated ("ABI"), a Missouri corporation whose origins date back to 1875. In addition to ABI, which is the world's largest brewer of beer, we are also the parent corporation to a number of subsidiaries that conduct various other business operations, including those related to the production and acquisition of brewing raw materials, the manufacture and recycling of aluminum beverage containers and the operation of theme parks.

These are our most important subsidiaries:

- ABI produces and distributes beer in a variety of containers primarily under the brand names Budweiser, Bud Light, Bud Dry, Bud Ice, Bud Ice Light, Michelob, Michelob Light, Michelob Golden Draft, Michelob Golden Draft Light, Michelob Black & Tan Lager, Michelob Amber Bock, Michelob Honey Lager, Michelob Hefe-Weizen, Busch, Busch Light, Busch Ice, Natural Light, Natural Ice, King Cobra, Red Wolf Lager, ZiegenBock Amber, Hurricane Malt Liquor, Hurricane Ice, Pacific Ridge Ale, Tequiza, "Doc" Otis Lemon, "Doc" Otis Apple, Killarney's and Michelob Marzen. ABI's products also include three non-alcohol malt beverages, O'Doul's, Busch NA and O'Doul's Amber.

- Anheuser-Busch International, Inc. brews and distributes ABI's products in twenty-nine European countries and sells under import distribution agreements in more than 80 countries and U.S. territories and to the U.S. military and diplomatic corps outside the continental United States. Through subsidiaries, it owns breweries in the United Kingdom and China. Our products are also brewed under license or contract brewing arrangements in Argentina, Canada, Ireland,

Italy, Japan, Korea, the Philippines and Spain. We have equity investments or joint ventures with brewers in Argentina, Chile and Mexico.

- Metal Container Corporation manufactures beverage cans at eight plants and beverage can lids at three plants for sale to ABI and to soft drink and export customers. Anheuser-Busch Recycling Corporation recycles aluminum cans. Precision Printing and Packaging, Inc. manufactures metalized and paper labels.

- Busch Entertainment Corporation ("BEC") owns, directly and through subsidiaries, theme parks and entertainment facilities. BEC operates Busch Gardens theme parks in Tampa, Florida and Williamsburg, Virginia, Sea World theme parks in Orlando, Florida, San Antonio, Texas, and San Diego, California and its newest park, Discovery Cove, in Orlando, Florida. BEC also operates water park attractions in Tampa, Florida (Adventure Island) and Williamsburg, Virginia (Water Country, U.S.A.) and an educational play park for children near Philadelphia, Pennsylvania (Sesame Place).

USE OF PROCEEDS

Unless we indicate otherwise in the Prospectus Supplement which accompanies this Prospectus, we intend to add the net proceeds from the sale of the Debt Securities to our general funds. We expect to use the proceeds for general corporate purposes, including working capital, capital expenditures and repayment of borrowings. Before we use the proceeds for these purposes, we may invest them in short-term investments.

DESCRIPTION OF THE DEBT SECURITIES

This section describes some of the general terms of the Debt Securities. The Prospectus Supplement describes the particular terms of the Debt Securities we are offering. The Prospectus Supplement also indicates the extent, if any, to which these general provisions may not apply to the Debt Securities being offered. If you would like more information on these provisions, you may review the Indenture which is filed as an exhibit to the Registration Statement which is filed with the SEC. See "Where You Can Find More Information."

We will issue the Debt Securities either under the Indenture dated as of July 1, 2001 between us and The Chase Manhattan Bank, as trustee, or under a separate, substantially identical indenture to be entered into between us and a new trustee. We are summarizing certain important provisions of the Debt Securities and the Indenture. This is not a complete description of the important terms. You should refer to the specific terms of the Indenture for a complete statement of the terms of the Indenture and the Debt Securities. When we use capitalized terms which we do not define here, those terms have the meanings given in the Indenture. When we use references to Sections, we mean Sections in the Indenture.

General

The Debt Securities will be senior unsecured obligations of Anheuser-Busch.

The Indenture does not limit the amount of Debt Securities that we may issue under the Indenture, nor does it limit other debt that we may issue. We may issue the Debt Securities at various times in different series and issues, each of which may have different terms. The word "issue" means, for any series of Debt Securities, that the securities have the same original issue date or date from which interest starts to accrue, the same maturity date and the same interest rate and other payment terms or that the Company has otherwise designated securities as part of the same issue. Unless we indicate otherwise in the Prospectus Supplement for any series or issue, we may treat a subsequent offering of Debt Securities as a part of the same issue as that series or issue.

4

The Prospectus Supplement relating to the particular series of Debt Securities we are offering includes the following information concerning those Debt Securities:

- The title of the Debt Securities.

- The total principal amount of the series or issue of Debt Securities.

- The date on which the principal and interest will be paid, the rights we or the holders may have to extend the maturity of the Debt Securities and any rights the holders may have to require payment of the Debt Securities at any time.

- The interest rate on the Debt Securities. We may specify a fixed rate or a variable rate, or a rate to be determined under procedures we will describe in the Prospectus Supplement, and the interest rate may be subject to adjustment.

- The dates on which we will pay interest on the Debt Securities and the regular record dates for determining the holders who are entitled to receive the interest payments.

- Where payments on the Debt Securities will be made, if it is other than the office mentioned under "Payments on Debt Securities" below.

- If applicable, the prices at which we may redeem all or a part of the Debt Securities and the time periods during which we may make the redemptions. The redemptions may be made under a sinking fund or otherwise.

- Any obligation we may have to redeem, purchase or repay any of the Debt Securities under a sinking fund or otherwise or at the option of the holder, and the prices, time periods and other terms which would apply.

- Any additional Events of Default or covenants that will apply to the Debt Securities.

- The amounts we would be required to pay if the maturity of the Debt Securities is accelerated, if it is less than the principal amount.

- If we will make payments on the Debt Securities in any currency other than U.S. dollars, the currencies in which we will make the payments.

- If applicable, the terms under which we or a holder may elect that payments on the Debt Securities be made in a currency other than U.S. dollars.

- If amounts payable on the Debt Securities may be determined by a currency index, information on how the payments will be determined.

- Any other special terms that may apply to the Debt Securities.

Payments on Debt Securities; Transfers

We will make payments on the Debt Securities to the persons in whose names the securities are registered at the close of business on the record date for the interest payments. As explained under "Book-Entry Securities" below, The Depository Trust Company or its nominee will be the initial registered holder unless the Prospectus Supplement provides otherwise.

Unless we indicate otherwise in the Prospectus Supplement, we will make payments on the Debt Securities at the trustee's office. For The Chase Manhattan Bank, the office is now its Corporate Trust Office, 450 West 33rd Street, New York, New York 10001. In the case of any other trustee, we will specify the office and address in the Prospectus Supplement or in an attachment thereto. Transfers of Debt Securities can be made at the same offices. (Sections 202, 301, 306 and 1002)

Form and Denominations

Unless we otherwise indicate in the Prospectus Supplement:

- We will only issue the Debt Securities of each series or issue in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

- We will not charge any fee to register any transfer or exchange of the Debt Securities, except for taxes or other governmental charges, if any. (Section 306)

Certain Restrictions

Creation of Secured Indebtedness

Under the Indenture, we and our Restricted Subsidiaries (defined below) may not create, assume, guarantee or permit to exist any indebtedness for borrowed money which is secured by a pledge of, or a mortgage or lien on, any of our Principal Plants (defined below) or on any of our Restricted Subsidiaries' capital stock, unless we also provide equal and ratable security for the Debt Securities. A "Restricted Subsidiary" is a Subsidiary which owns or operates a Principal Plant, unless it is incorporated or has its principal place of business outside the United States, and any other subsidiary which we elect to treat as a Restricted Subsidiary. A "Principal Plant" is a brewery, or a manufacturing, processing or packaging plant located in the United States, but does not include a plant which we determine is not of material importance to the total business conducted by us and our Subsidiaries, any plant which we determine is used primarily for transportation, marketing or warehousing or at our option any plant that does not constitute part of the brewing operations of the Company and has a net book value of not more than $100,000,000.

This restriction does not apply to:

- purchase money liens,

- liens existing on property when we acquire it or securing indebtedness which we use to pay the cost of acquisition or construction or to reimburse us for that cost,

- liens on property of a Restricted Subsidiary at the time it becomes a Restricted Subsidiary,

- liens to secure the cost of development or construction of property, or improvements of property, and which are released or satisfied within 120 days after completion of the development or construction,

- liens in connection with the acquisition or construction of Principal Plants or additions thereto financed by tax-exempt securities,

- liens securing indebtedness owing to us or to a Restricted Subsidiary by a Restricted Subsidiary,

- liens existing at July 1, 2001 (the date of the Indenture),

- liens required in connection with state or local governmental programs which provide financial or tax benefits, as long as substantially all of the obligations secured are in lieu of or reduce an obligation that would have been secured by a lien permitted under the Indenture,

- extensions, renewals or replacements of the liens referred to above, or

- in connection with sale-leaseback transactions permitted under the Indenture. (Section 1006(a))

There is an additional exception as described below under "10% Basket Amount."

If we become obligated to provide security for the Debt Securities as described above, we would also be required to provide comparable security for most of our other outstanding indebtedness.

6

Sale–Leaseback Financings

Under the Indenture, neither we nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving a Principal Plant, except a sale by a Restricted Subsidiary to us or another Restricted Subsidiary or a lease not exceeding three years, by the end of which we intend to discontinue use of the property, and except for any transaction with a local or state authority that provides financial or tax benefits, unless:

- the net proceeds of the sale are at least equal to the fair market value of the property, and

- within 120 days of the transfer we repay Funded Debt (defined below) and/or make expenditures for the expansion, construction or acquisition of a Principal Plant at least equal to the net proceeds of the sale. (Section 1007)

There is an additional exception as described below under "10% Basket Amount."

Limitation on Funded Debt of Restricted Subsidiaries

We may not permit any Restricted Subsidiary to create, assume or permit to exist any Funded Debt other than:

- Funded Debt secured by a mortgage, pledge or lien which is permitted under the provisions described above under "Creation of Secured Indebtedness,"

- Funded Debt owed to us or any Restricted Subsidiary,

- Funded Debt of a corporation existing at the time it becomes a Restricted Subsidiary,

- Funded Debt created in connection with, or with a view to, compliance with the requirements of any program, law, statute or regulation of any federal, state or local governmental authority and applicable to the Restricted Subsidiary and providing financial or tax benefits to the Restricted Subsidiary, and

- guarantees existing at July 1, 2001 (the date of the Indenture). (Section 1008(a))

There is an additional exception as described below under "10% Basket Amount."

"Funded Debt" means all of our indebtedness for money borrowed, including purchase money indebtedness, having a maturity of more than twelve months from the date of determination or having a maturity of less than twelve months but by its terms being renewable or extendible beyond twelve months at our option, subject only to conditions which we are then capable of fulfilling, and direct guarantees of similar indebtedness for money borrowed of others and any other indebtedness we classify as long-term indebtedness in our financial statements, except that Funded Debt does not include:

- Any indebtedness of a person held in treasury by that person; or

- Any indebtedness with respect to which sufficient money has been deposited or set aside to pay the indebtedness; or

- Any amount representing capitalized lease obligations; or

- Any indirect guarantees or other contingent obligations in respect of indebtedness of other persons; or

- Any guarantees with respect to lease or other similar periodic payments to be made by other persons.

10% Basket Amount

In addition to the exceptions described above under "Creation of Secured Indebtedness," "Sale–Leaseback Financings" and "Limitation on Funded Debt of Restricted Subsidiaries," the Indenture allows additional secured indebtedness, additional sale–leaseback financings and additional Funded Debt of Restricted Subsidiaries as long as the total of the additional indebtedness and Funded Debt and the fair market value of the property transferred in the additional sale–leaseback financings does not exceed 10% of our Net Tangible Assets. "Net Tangible Assets" means our total assets including those of our subsidiaries after deducting current liabilities (except for those which are Funded Debt) and goodwill, trade names, trademarks, patents, unamortized debt discount and expense, organization and developmental expenses and other like segregated intangibles. Deferred income taxes, deferred investment tax credit or other similar items will not be considered as a liability or as a deduction from or adjustment to total assets. (Sections 1006(d), 1007(c) and 1008(b))

Merger

We may consolidate with or merge into any other corporation or transfer or lease our properties and assets substantially as an entirety as long as we meet certain conditions, including the assumption of the securities by any successor corporation. (Section 801) The Company is not restricted from transferring its aluminum can manufacturing business and related operations.

Modification or Amendment of the Indenture

We may modify and amend the Indenture if the holders of a majority in principal amount of the outstanding Debt Securities affected by the modification or amendment consent, except that no supplemental indenture may reduce the principal amount of or interest or premium payable on any Debt Security, change the maturity date or dates of principal payments, the interest payment dates or other terms of payment, or reduce the percentage of holders necessary to approve a modification or amendment of the Indenture, without the consent of each holder of outstanding Debt Securities affected by the supplemental indenture. (Section 902)

We and the trustee may amend the Indenture without the holders' consent for certain specified purposes, including any change which, in our counsel's opinion, does not materially adversely affect the holders' interests. (Section 901)

Defeasance

The Indenture includes provisions allowing defeasance of the Debt Securities of any series. In order to defease Debt Securities, we would deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all payments on those Debt Securities. If we make a defeasance deposit with respect to your Debt Securities, we may elect either:

- to be discharged from all of our obligations on your Debt Securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust; or

- to be released from our restrictions described above relating to liens, sale–leaseback transactions and Funded Debt of Restricted Subsidiaries.

To establish the trust, we must deliver to the Trustee an opinion of our counsel that the holders of the Debt Securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Article Thirteen)

Events of Default, Notice and Waiver

An Event of Default in respect of any issue of Debt Securities means:

- default for 30 days in any payment of interest;

- default in payment of principal or premium at maturity, or default in payment of any required redemption or sinking fund amount which continues for 30 days;

- default in performance of or breach of any covenant in the Indenture which applies to the issue which continues for 90 days after notice to us by the Trustee or by the holders of 25% in principal amount of the outstanding Debt Securities of the affected issues; and

- certain events of our bankruptcy, insolvency and reorganization. (Section 501)

If an Event of Default occurs and is continuing in respect of one or more issues, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of those issues may declare the principal of and accrued interest, if any, on all securities of those issues to be due and payable. If other specified Events of Default occur and are continuing, either the Trustee or the holders of 25% in principal amount of the outstanding Debt Securities of all issues may declare the principal of and accrued interest, if any, on all the outstanding Debt Securities to be due and payable. (Section 502)

Within 90 days after a default in respect of any issue of Debt Securities, the Trustee must give to the holders of the Debt Securities of that series notice of all uncured and unwaived defaults by us known to it. However, except in the case of default in payment, the Trustee may withhold the notice if it in good faith determines that it is in the interest of the holders. The term "default" means, for this purpose, the occurrence of any event that is or, upon notice or lapse of time would be, an Event of Default. (Section 602)

Before the Trustee is required to exercise rights under the Indenture at the request of holders, it is entitled to be indemnified by the holders, subject to its duty, during an Event of Default, to act with the required standard of care. (Sections 601 through 612)

A holder of a Debt Security will not be entitled to pursue any remedy under the Indenture except under the following circumstances:

- the holder has notified the Trustee in writing of an Event of Default;

- holders of at least 25% of the outstanding principal amount of the Debt Securities in respect of which the Event of Default has occurred have delivered a written request to the Trustee to pursue the remedy;

- the holder or holders have offered to the Trustee a reasonable indemnity against the costs to be incurred by the Trustee in pursuing the remedy;

- the Trustee does not pursue the remedy for a period of 60 days; and

- the holders of a majority of the outstanding principal amount of the Debt Securities in respect of which the Event of Default has occurred have not delivered written directions to the Trustee inconsistent with the initial written request from the holders described above. (Section 507)

The holders of a majority in principal amount of the outstanding securities of any series (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee in respect of the securities of that series. (Section 512)

The holders of a majority in principal amount of the outstanding securities of all series affected by a default (voting as a single class) may, on behalf of the holders of all that securities, waive the default except a default in payment of the principal of or premium, if any, or interest on any security. (Section 513) The holders of a majority in principal amount of outstanding securities of all series entitled to the benefits thereof (voting as a single class) may waive compliance with certain covenants under the Indenture. (Section 1010)

We will furnish to the trustee, annually, a statement as to the fulfillment by us of our obligations under the Indenture. (Section 1004)

Regarding the Trustee

The Chase Manhattan Bank is the Trustee under the Indenture. The Indenture is dated as of July 1, 2001. The Chase Manhattan Bank also acts as trustee (or successor trustee) under other Indentures with us under which an aggregate of approximately $4.2 billion in principal amount of indebtedness is issued and outstanding. The Chase Manhattan Bank also is a party to our credit agreement, under which it has committed to lend us up to $425 million, and provides other commercial and investment banking services to us. An affiliate of The Chase Manhattan Bank has engaged, and may in the future engage, in investment banking and/or general financing and banking transactions with us.

We can remove the Trustee of any series as long as there is no Event of Default and no event that, upon notice or lapse of time or both, would become an Event of Default. The holders of a majority of the principal amount of the series may also remove the Trustee at any time. The Indenture prescribes procedures by which the Trustee will be replaced, in the event of its removal. (Section 610)

BOOK-ENTRY DEBT SECURITIES

The Prospectus Supplement will indicate whether we are issuing the related Debt Securities as book-entry securities. Book-entry securities of a series will be issued in the form of one or more global notes that will be deposited with The Depository Trust Company, New York, New York, and will evidence all of the Debt Securities of that series. This means that we will not issue certificates to each holder. We will issue one or more global securities to DTC, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased the Debt Securities. The participant will then keep a record of its clients who own the Debt Securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a holder of Debt Securities under the Indenture.

The laws of some jurisdictions require that certain purchasers of securities such as Debt Securities take physical delivery of the securities in definitive form. These limits and laws may impair your ability to acquire or transfer beneficial interests in the global security.

We will make payments on each series of book-entry Debt Securities to DTC or its nominee, as the sole registered owner and holder of the global security. Neither Anheuser-Busch, the Trustee nor any of their agents will be responsible or liable for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC's records relating to the beneficial ownership interests.

DTC has advised us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC's records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in "street name") and will be the sole responsibility of the participants.

A global security representing a series will be exchanged for certificated Debt Securities of that series if (a) DTC notifies us that it is unwilling or unable to continue as Depositary or if DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor within 90 days or (b) we decide that the global security shall be exchangeable. If that occurs, we will issue Debt Securities of that series in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for Debt Securities of the series equal in principal amount to that beneficial interest and to have those Debt Securities registered in its name. We would issue the certificates for the Debt Securities in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we would issue them in registered form only, without coupons.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. No fees or costs of DTC will be charged to you.

PLAN OF DISTRIBUTION

We may sell Debt Securities to or through one or more underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. These firms may also act as our agents in the sale of Debt Securities. Only underwriters named in the Prospectus Supplement will be considered as underwriters of the Debt Securities offered by the Prospectus Supplement.

We may distribute Debt Securities at different times in one or more transactions. We may sell Debt Securities at fixed prices, which may change, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters may receive compensation from us or from purchasers of Debt Securities in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters. Discounts or commissions they receive and any profit on their resale of Debt Securities may be considered underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriter or agent, and we will describe any compensation, in the Prospectus Supplement.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of Debt Securities against certain liabilities, including liabilities under the Securities Act of 1933.

We may authorize dealers or other persons who act as our agents to solicit offers by certain institutions to purchase Debt Securities from us under contracts which provide for payment and delivery on a future date. We may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. If we enter into these agreements concerning any series of Debt Securities, we will indicate that in the Prospectus Supplement.

In connection with an offering of Debt Securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debt Securities. Specifically, underwriters may over-allot in connection with the offering, creating a syndicate short position in the Debt Securities for their own account. In addition, underwriters may bid for, and purchase, Debt Securities in the open market to cover short positions or to stabilize the price of the Debt Securities. Finally, underwriters may reclaim selling concessions allowed for distributing the Debt Securities in the offering if the underwriters repurchase previously distributed Debt Securities in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debt Securities above independent market levels. Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

Unless otherwise indicated in the Prospectus Supplement, each series of Debt Securities offered will be a new issue of securities and will have no established trading market. The Debt Securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the existence of trading markets for any Debt Securities.

LEGAL OPINION

Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Debt Securities.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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